UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 26, 2024

Digital World Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3109 Grand Ave, #450

Miami, FL 33133

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 735-1517

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, and one-half of one Redeemable Warrant	DWACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	DWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On February 29, 2024, the Board of Directors of Digital World Acquisition Corp., a Delaware corporation (“Digital World” or the “Company”), with its principal place of business in Miami, Florida, approved, in supplement to, not in replacement of any applicable provisions in the Company’s Certificate of Incorporation, an amendment to the Company’s bylaws to add a new Section 9.16 to Article IX pursuant to which the Company selects the federal district courts of the United States of America, and specifically the United States District Court for the Southern District of Florida to be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act, Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations promulgated under the Exchange Act or Securities Act. In addition, pursuant to such new Section 9.16, any stockholder bringing an action against the Company outside the scope of Section 12.1 of the Certificate of Incorporation is deemed to have consented to the jurisdiction of the federal courts located within the Southern District of Florida in connection with any action brought in any such court to enforce such Section 9.16.

The foregoing description is qualified in its entirety by reference to the amended bylaws, a copy of which is attached as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 8.01 Other Events.

As previously disclosed, the Company, DWAC Merger Sub Inc., a Delaware corporation (“Merger Sub”), a direct and wholly owned subsidiary of Digital World, and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), entered into an Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, the Second Amendment to Agreement and Plan of Merger, dated August 9, 2023, the Third Amendment to Agreement and Plan of Merger, dated September 29, 2023, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, among other transactions, Merger Sub will merge with in and into TMTG (the “Business Combination”), with TMTG surviving as a wholly owned subsidiary of Digital World. Upon the consummation of the Business Combination, Digital World will change its name to “Trump Media & Technology Group Corp.”

Extension to Liquidation Date

On February 29, 2024, the Board of Directors of Digital World (the “Board”), extended the date by which the Company has to complete its initial business combination from March 8, 2024 to June 8, 2024 (the “Extension”). The Extension is the third of four three-month extensions permitted under the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Digital World Charter”), and provides the Company with additional time to complete its initial business combination as determined by the Board. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Litigation Relating to the Business Combination

As disclosed in Digital World’s definitive proxy statement/prospectus related to the Business Combination (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2024, Mr. Patrick Orlando, Digital World’s former chairman of the board of directors and chief executive officer and a current member of the Board and managing member of ARC Global Investments II, LLC’s (“ARC” or the “Sponsor”), has demonstrated persistent conduct to frustrate and obstruct the consummation of the Business Combination. Notwithstanding Mr. Orlando’s and the Sponsor’s fiduciary and contractual obligations to facilitate the consummation of the Business Combination, subsequent to filing the Proxy Statement, ARC, which is solely controlled by Mr. Orlando, threatened to outright enjoin the Business Combination as leverage for negotiating post-merger conditions more favorable for himself and/or ARC to the detriment of Digital World’s public shareholders. On February 26, 2024, ARC, through its representatives, asserted that— after a “more thorough review”—the conversion ratio in connection with the conversion of the Class B common stock into Class A common stock upon consummation of the Business Combination was “approximately 1.8:1.” This 1.8:1 ratio is contrary to prior claims by Mr. Orlando as the managing member of ARC, that the conversion ratio was 1.69:1, as previously disclosed in the Proxy Statement. Digital World and the independent members of the Board believe the calculation underlying the 1.8:1 ratio is incorrect because this calculation appears to inappropriately include certain securities issuances that should be excluded from the ratio’s calculation under the Digital World Charter. The members of the Board further believe that such claims are another attempt by Mr. Orlando to extract personal benefits in breach of his fiduciary duty to Digital World and its shareholders.

Accordingly, because of the foregoing developments in the relationship with Mr. Orlando and the Sponsor, on February 27, 2024, Digital World and TMTG filed a lawsuit, captioned Digital World Acquisition Corp. v. ARC Global Investments II, LLC (Case No. 192862534), in the Civil Division for the Twelfth Judicial Circuit Court in Sarasota County, Florida. The lawsuit seeks (i) a declaratory judgment that the appropriate conversion ratio is 1.34:1, as previously disclosed in the Proxy Statement, (ii) damages for tortious interference with the contractual and business relationship between TMTG and Digital World, (iii) damages for conspiracy with unnamed co-conspirators to tortuously interfere with the contractual and business relationship between TMTG and Digital World, (iv) damages to TMTG as a result of (a) the breach of fiduciary duty by Mr. Orlando, which exposed Digital World to regulatory liability through the practice of targeting and resulted in an $18 million dollar penalty to Digital World and significant reputational harm and (b) Mr. Orlando’s continuous obstruction of Digital World’s merger with TMTG to extort various concessions that only benefit him and harm Digital World and its shareholders; and (v) damages for wrongfully asserted dominion over Digital World’s assets inconsistent with Digital World’s possessory rights over those assets. In the early afternoon on February 28, 2024, ARC’s registered agent in Wilmington, Delaware was served with the complaint filed by Digital World and TMTG against ARC and Mr. Orlando. Mr. Orlando was also personally served with the complaint filed by Digital World and TMTG against ARC and Mr. Orlando. Later in the day on February 28, 2024, ARC’s counsel electronically mailed Digital World’s counsel a lawsuit, captioned ARC Global Investments II, LLC v. Digital World Acquisition Corp., Eric Swider, Frank J. Andrews, Edward J. Preble and Jeffery A. Smith, which was filed in the Court of Chancery of the State of Delaware. The complaint alleges impending violation of the Digital World Charter for failure to commit to issue the number of conversion shares to ARC that ARC claims it is owed upon the consummation of the Business Combination. The complaint claims a new conversion ratio of 1.78:1. Digital World believes the difference between Digital World’s calculation of the previously disclosed conversion ratio of 1.34:1 and ARC’s now claimed ratio of 1.78:1 results from ARC improperly taking into account in its calculation currently outstanding derivative securities of Digital World neither issued in connection with the closing of the Business Combination nor in a financing transaction in connection with the Business Combination, as well as securities issuable to TMTG in the Business Combination, in each case, contrary to the terms of the Digital World Charter with respect to issuances requiring an adjustment to the conversion ratio applicable to the Class B common stock (collectively, the “Excluded Securities”). The lawsuit filed by ARC seeks: (i) specific performance and damages for alleged breach of the Digital World Charter, (ii) a declaratory judgment that the Excluded Securities should be included in the calculation of the conversion ratio, (iii) a finding that the directors of Digital World breached their fiduciary duties, and (iv) a preliminary injunction to enjoin the Business Combination until Digital World “corrects” the conversion ratio.

Digital World does not believe ARC’s 1.78:1 conversion ratio and related claims are supported by the terms of the Digital World Charter. As a result, Digital World intends to vigorously defend (i) its calculation of the conversion ratio and related rights and (ii) any basis stated by ARC for a preliminary injunction to enjoin the Business Combination to resolve ARC’s claims. However, because this controversy is in its preliminary stages, the ultimate resolution as to whether none, a portion or all of the disputed conversion shares will be issued is not determinable at this time. If ARC’s purported conversion ratio of 1.78:1, as opposed to the 1.34:1 conversion ratio previously disclosed in the Proxy Statement, were to be determined valid, approximately 3,149,531 additional shares of Class A common stock would be issued to holders of Class B common stock upon conversion of such shares of Class B common stock, which would result in the relative ownership of Digital World’s public stockholders in the post-Business Combination company to decrease.

The following table illustrates the relative percentage voting/economic interest in the post-Business Combination entity of the public stockholders electing not to redeem immediately following the consummation of the Business Combination on a basic and fully diluted basis, including the issuance of all earnout shares, applying each of a 1:1, 1.34:1 and 1.78:1 conversion ratio across hypothetical 0%, 33.33%, 50% and 77% redemption levels by the public stockholders:

	Minimum Redemption	33.33% Redemption	50% Redemption	Maximum Redemption (77%)
Combined Entity - Basic(*)(1)
SPAC public shareholder shares at 1:1	21.6%	15.5%	12.1%	6.1%
SPAC public shareholder shares at 1.34:1	21.2%	15.2%	11.9%	5.9%

Relative decrease to ownership from 1:1 – 1.34:1	(0.4)%	(0.3)%	(0.2)%	(0.2)%

SPAC public shareholder shares at 1.34:1	21.2%	15.2%	11.9%	5.9%
SPAC public shareholder shares at 1.78:1	20.7%	14.8%	11.6%	5.8%

Relative decrease to ownership from 1.34:1 – 1.78:1	(0.5)%	(0.4)%	(0.3)%	(0.1)%
Combined Entity - Fully Diluted(*)(2)
SPAC public shareholder shares at 1:1	14.2%	9.9%	7.6%	3.7%
SPAC public shareholder shares at 1.34:1	14.0%	9.8%	7.5%	3.7%

Relative decrease to ownership from 1:1 – 1.34:1	(0.2)%	(0.1)%	(0.1)%	(0.0)%

SPAC public shareholder shares at 1.34:1	14.0%	9.8%	7.5%	3.7%
SPAC public shareholder shares at 1.78:1	13.8%	9.6%	7.4%	3.6%

Relative decrease to ownership from 1.34:1 – 1.78:1	(0.2)%	(0.2)%	(0.1)%	(0.1)%

(*)

The table above is not intended to be a pro forma representation of Digital World’s outstanding capital structure following the Business Combination and is provided only for illustrative purposes to demonstrate the relative decrease to public stockholders’ ownership in each of the scenarios set forth above.

(1)

Assumes (i) the issuance of no shares underlying derivative securities Digital World as of the date of the Proxy Statement, (ii) the issuance of no earnout shares to TMTG, and (iii) the issuance of 95,869,509 shares of New Digital World common stock to TMTG’s selling equity holders pursuant to the Merger Agreement.

(2)

Assumes (i) the issuance of all shares of Class A common stock underlying derivative securities of Digital World as of the date of the Proxy Statement and (ii) the issuance of (a) 95,869,509 shares of New Digital World common stock to TMTG’s selling equity holders pursuant to the Merger Agreement and (b) all the earnout shares to TMTG.

Supplemental Disclosures to Proxy Statement

Digital World is providing the supplemental disclosures set forth below in this Current Report. This supplemental information should be read in conjunction with the Proxy Statement, both of which we urge you to read in their entireties. Terms used in this Current Report, but not otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement.

Nothing in this Current Report shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the extent that information in this Current Report differs from, or updates, information contained in, the Proxy Statement, the information in this Current Report shall supersede or supplement the information in the Proxy Statement. Except as otherwise described in this Current Report, the Registration Statement (as defined below), the Proxy Statement, the annexes to the Proxy Statement and the documents referred to, contained in or incorporated by reference in the Proxy Statement are not otherwise modified, supplemented or amended.

If you have not already submitted a proxy card for use at the Company virtual special meeting, you are urged to do so promptly. This Current Report does not affect the validity of any proxy card or voting instructions that the Company stockholders may have previously received or delivered. No action is required by any Company stockholder who has previously delivered a proxy or voting instructions and who does not wish to revoke or change that proxy or voting instructions.

All page references are to pages in the Proxy Statement, and capitalized terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

1.

The following disclosure is inserted in the “QUESTIONS AND ANSWERS – QUESTIONS AND ANSWERS ABOUT THE DIGITAL WORLD PROPOSALS - 6) The Adjournment Proposal (Proposal 10)” in the question entitled “What equity stake will current stockholders of Digital World, including anchor investors and TMTG securityholders and convertible noteholders hold in the Combined Entity after the Closing?” on page 17, immediately before the paragraph starting with “All of the relative percentages above are for illustrative purposes only”:

The following table illustrates the relative percentage voting/economic interest in the Combined Entity of the public stockholders electing not to redeem immediately following the consummation of the Business Combination on a basic and fully diluted basis, including the issuance of all Earnout Shares, applying each of the 1:1, 1.34:1 and 1.78:1 conversion ratios across hypothetical 0%, 33%, 50% and 77% Redemption levels by the Public Stockholders:

	Minimum Redemption	33.33% Redemption	50% Redemption	Maximum Redemption (77%)
Combined Entity - Basic(*)(1)
SPAC public shareholder shares at 1:1	21.6%	15.5%	12.1%	6.1%
SPAC public shareholder shares at 1.34:1	21.2%	15.2%	11.9%	5.9%

Relative decrease to ownership from 1:1 – 1.34:1	(0.4)%	(0.3)%	(0.2)%	(0.2)%

SPAC public shareholder shares at 1.34:1	21.2%	15.2%	11.9%	5.9%
SPAC public shareholder shares at 1.78:1	20.7%	14.8%	11.6%	5.8%

Relative decrease to ownership from 1.34:1 – 1.78:1	(0.5)%	(0.4)%	(0.3)%	(0.1)%
Combined Entity - Fully Diluted(*)(2)
SPAC public shareholder shares at 1:1	14.2%	9.9%	7.6%	3.7%
SPAC public shareholder shares at 1.34:1	14.0%	9.8%	7.5%	3.7%

Relative decrease to ownership from 1:1 – 1.34:1	(0.2)%	(0.1)%	(0.1)%	(0.0)%

SPAC public shareholder shares at 1.34:1	14.0%	9.8%	7.5%	3.7%
SPAC public shareholder shares at 1.78:1	13.8%	9.6%	7.4%	3.6%

Relative decrease to ownership from 1.34:1 – 1.78:1	(0.2)%	(0.2)%	(0.1)%	(0.1)%

(*)

The table above is not intended to be a pro forma representation of Digital World’s outstanding capital structure following the Business Combination and is provided only for illustrative purposes to demonstrate the relative decrease to public stockholders’ ownership in each of the scenarios set forth above.

(1)

Assumes (i) the issuance of no shares underlying derivative securities Digital World as of the date of this proxy statement/prospectus, (ii) the issuance of no Earnout Shares to TMTG, and (iii) the issuance of 95,869,509 shares of New Digital World common stock to TMTG’s selling equity holders pursuant to the Merger Agreement.

(2)

Assumes (i) the issuance of all shares of Class A common stock underlying derivative securities of Digital World as of the date of this proxy statement/prospectus and (ii) the issuance of (a) 95,869,509 shares of New Digital World common stock to TMTG’s selling equity holders pursuant to the Merger Agreement and (b) all the Earnout Shares to TMTG.

1.

The following disclosure is inserted in the “Summary of the Proxy Statement/Prospectus – The Proposals – The Business Combination Proposal (Proposal 1) – Impact of the Business Combination on Digital World’s Public Float” on page 46, immediately before the section entitled “THE CHARTER AMENDMENT PROPOSALS (PROPOSALS 2 THROUGH 6)”:

The following table illustrates the relative percentage voting/economic interest in the Combined Entity of the public stockholders electing not to redeem immediately following the consummation of the Business Combination on a basic and fully diluted basis, including the issuance of all Earnout Shares, applying each of the 1:1, 1.34:1 and 1.78:1 conversion ratios across hypothetical 0%, 33.33%, 50% and 77% Redemption levels by the Public Stockholders:

	Minimum Redemption	33.33% Redemption	50% Redemption	Maximum Redemption (77%)
Combined Entity - Basic(*)(1)
SPAC public shareholder shares at 1:1	21.6%	15.5%	12.1%	6.1%
SPAC public shareholder shares at 1.34:1	21.2%	15.2%	11.9%	5.9%

Relative decrease to ownership from 1:1 – 1.34:1	(0.4)%	(0.3)%	(0.2)%	(0.2)%

SPAC public shareholder shares at 1.34:1	21.2%	15.2%	11.9%	5.9%
SPAC public shareholder shares at 1.78:1	20.7%	14.8%	11.6%	5.8%

Relative decrease to ownership from 1.34:1 – 1.78:1	(0.5)%	(0.4)%	(0.3)%	(0.1)%
Combined Entity - Fully Diluted(*)(2)
SPAC public shareholder shares at 1:1	14.2%	9.9%	7.6%	3.7%
SPAC public shareholder shares at 1.34:1	14.0%	9.8%	7.5%	3.7%

Relative decrease to ownership from 1:1 – 1.34:1	(0.2)%	(0.1)%	(0.1)%	(0.0)%

SPAC public shareholder shares at 1.34:1	14.0%	9.8%	7.5%	3.7%
SPAC public shareholder shares at 1.78:1	13.8%	9.6%	7.4%	3.6%

Relative decrease to ownership from 1.34:1 – 1.78:1	(0.2)%	(0.2)%	(0.1)%	(0.1)%

(*)

The table above is not intended to be a pro forma representation of Digital World’s outstanding capital structure following the Business Combination and is provided only for illustrative purposes to demonstrate the relative decrease to public stockholders’ ownership in each of the scenarios set forth above.

(1)

Assumes (i) the issuance of no shares underlying derivative securities Digital World as of the date of this proxy statement/prospectus, (ii) the issuance of no Earnout Shares to TMTG, and (iii) the issuance of 95,869,509 shares of New Digital World common stock to TMTG’s selling equity holders pursuant to the Merger Agreement.

(2)

Assumes (i) the issuance of all shares of Class A common stock underlying derivative securities of Digital World as of the date of this proxy statement/prospectus and (ii) the issuance of (a) 95,869,509 shares of New Digital World common stock to TMTG’s selling equity holders pursuant to the Merger Agreement and (b) all the Earnout Shares to TMTG.

2.

The disclosure in “Risk Factors – Risks Related to Digital World and the Business Combination – Potential claims and counterclaims related to TMTG may lead to legal disputes, which could prevent or delay the completion of the Business Combination or, if the Business Combination is completed, significantly impact the Combined Entity’s future performance, dilute existing and future investors, negatively impact investor confidence and market perception and materially and adversely affect the Combined Entity’s business, financial condition or results of operations” on page 69 is supplemented with the underlined disclosure below and replaced and restated in its entirety, as follows:

Ongoing claims, potential new claims and any counterclaims related to TMTG may lead to legal disputes, which could prevent or delay the consummation of the Business Combination or, if the Business Combination is completed, significantly impact the Combined Entity’s future performance, dilute existing and future investors, negatively impact investor confidence and market perception and materially and adversely affect the Combined Entity’s business, financial condition or results of operations.

As discussed more fully under the headings “The Business Combination Proposal (Proposal 1) - Background of the Business Combination -Timeline of the Business Combination Post-IPO Negotiations” and “Information About Digital World – Legal Proceedings – Potential Disputes Concerning TMTG Ownership,” Digital World and TMTG were made aware of certain assertions by third parties, UAV and Mr. Cohen, relating to a Services Agreement. In connection with such recent assertions described in this proxy statement/prospectus, according to TMTG, it is possible that UAV and/or Mr. Cohen may seek to litigate as-yet-unspecified claims against a variety of parties (including against each other), including, without limitation, with respect to their alleged rights to: (1) appoint two directors to TMTG and its successors (i.e., the Combined Entity’s Board), (2) approve or disapprove of the creation of additional TMTG shares or share classes and anti-dilution protection for future issuances and (3) a $1.0 million expense reimbursement claim. In addition, UAV asserts that the Services Agreement is not void ab initio and claims that certain events following the July 30, 2021 notification supports its assertion that TMTG is a party to such Services Agreement and it was not voided. UAV had also communicated to TMTG and to a holder of TMTG Convertible Notes that it may pursue an action to enjoin consummation of the Business Combination. On February 28, 2024, UAV filed a verified complaint against TMTG in the Court of Chancery of the State of Delaware seeking declaratory and injunctive relief relating to the authorization, issuance and ownership of stock in TMTG and, contemporaneously therewith, a motion for expedited proceedings.

Although TMTG advised DWAC that it firmly believes that neither UAV nor Mr. Cohen possess any anti-dilution or consent rights with respect to the Business Combination, since such claims may involve the issuance of additional shares in connection with the Business Combination and such claims were determined valid, settlement of such claims could have a material adverse effect from a monetary and dilutive impact (both from an economic and voting standpoint) on the Combined Entity and its stockholders. Should UAV claims and/or Cohen’s potential claims prevail, UAV may also become eligible for certain board rights in the Combined Entity. As these potential claims are in their preliminary stages, it is impossible at this time to predict the specific claims that UAV and/or Mr. Cohen might make with respect to their purported anti-dilution rights. However, considering the inherent risks of litigation, Digital World cannot guarantee that the UAV claims and/or Mr. Cohen’s potential claims will be resolved in favor of TMTG and/or the Combined Entity.

Moreover, the assertions by UAV and Mr. Cohen, and the claims arising therefrom, could lead to substantial legal costs, distract management, and have adverse effects on the business operations and financial health of TMTG and/or the Combined Entity. This could prevent or further delay the completion of the Business Combination or, if the Business Combination is achieved, impair the Combined Entity’s management’s ability to allocate adequate attention and resources to effectively implement TMTG’s business strategy. Such legal claims could severely impact the Combined Entity’s future performance and negatively affect investor confidence and market perception, potentially causing material and adverse effects on the Combined Entity’s business, financial condition, or operational results, and/or negatively impact the interests of stakeholders including, without limitation, existing Digital World shareholders and UAV and/or Mr. Cohen themselves.

In addition to the disputes with UAV and Mr. Cohen, the Combined Entity may also be subject to the risk of opportunistic shareholder litigation, which could arise from various corporate actions, decisions, or events that shareholders perceive as negatively affecting their investments. The securities price of the Combined Entity may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. For example, recently a minority shareholder holding only a few shares of Fortune 500 company prevailed in a lawsuit against a high profile controlling shareholder resulting in a decision obligating such controlling shareholder to repay over $50 billion. Given the high profile of President Trump and other proposed directors and officers, the Combined Entity may be the target of similar types of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on the Combined Entity’s business, financial condition, and results of operations. Any adverse determination in litigation could also subject Digital World, TMTG, and/or the Combined Entity to significant liabilities.

3.

The supplemental disclosure in “Risk Factors – Risks Related to Digital World and the Business Combination – We cannot assure you that the recent claims or future claims asserted against TMTG or Digital World will not further delay or prevent the completion of the Business Combination ” provided on in our Current Report on Form 8-K filed with the SEC on February 22, 2024, is supplemented with the underlined disclosure below and replaced and restated in its entirety, as follows:

We cannot assure you that the recent claims or future claims asserted against TMTG or Digital World will not further delay or prevent the completion of the Business Combination.

On February 20, 2024 and February 21, 2024, Digital World and TMTG, respectively, received email correspondence from counsel to United Atlantic Ventures, LLC (“UAV”) that sent the letters dated January 18 and February 9, 2024 on UAV’s behalf (collectively, the “Initial 2024 Letters”). The February 20 and 21 emails stated that such counsel no longer represents UAV in the potential disputes referenced within such letters. See “The Business Combination Proposal (Proposal 1) – Information About Digital World – Legal Proceedings – United Atlantic Ventures.”

On February 16, 2024, TMTG received a letter from a counsel to UAV that did not author the Initial 2024 Letters (the “February 16 Letter”). Additionally, prior to receipt of the February 16 Letter, neither Digital World nor TMTG had received correspondence from such counsel on UAV’s behalf. Within the February 16 Letter, such counsel stated that UAV had the right to appoint two individuals to the TMTG board of directors, attempted to appoint two specific individuals as such directors and requested TMTG confirm by Tuesday, February 20 that it accepts such appointments.

On February 28, 2024, UAV filed a verified complaint against TMTG in the Court of Chancery of the State of Delaware seeking declaratory and injunctive relief relating to the authorization, issuance and ownership of stock in TMTG and, contemporaneously therewith, a motion for expedited proceedings.

As previously disclosed, assertions made by UAV, and the claims arising therefrom, could lead to substantial legal costs, distract management, and have adverse effects on the business operations and financial health of TMTG and/or the Combined Entity. See “— Ongoing claims, potential new claims and any counterclaims related to TMTG may lead to legal disputes, which could prevent or delay the consummation of the Business Combination or, if the Business Combination is completed, significantly impact the Combined Entity’s future performance, dilute existing and future investors, negatively impact investor confidence and market perception and materially and adversely affect the Combined Entity’s business, financial condition or results of operations.”

4.

The disclosure in “Risk Factors – Risks Related to Digital World and the Business Combination – Patrick Orlando, Digital World’s former Chairman and Chief Executive Officer, a current member of our Board and a controlling affiliate of our Sponsor has expressed a desire for additional compensation (above his interest in the Founder Shares), which we believe presents a risk to our ability to consummate the Business Combination on a timely basis (or at all) and could potentially have a material adverse effect on Digital World’s financial condition and stock price” on pages 95-96 is supplemented with the underlined disclosure below and replaced and restated in its entirety, as follows:

Patrick Orlando, Digital World’s former Chairman and Chief Executive Officer, a current member of our Board and a controlling affiliate of our Sponsor recently expressed a desire for additional compensation (above his interest in the Founder Shares) and has commenced litigation against us, which we believe presents a risk to our ability to consummate the Business Combination on a timely basis (or at all) and could potentially have a material adverse effect on Digital World’s financial condition and stock price.

Mr. Orlando, Digital World’s former Chairman and Chief Executive Officer, a current member of our Board and a controlling affiliate of our Sponsor, expressed a desire for additional compensation in the form of common stock (above his interest in the Founder Shares), which request was denied by Digital World. As a result, the professional relationship between Mr. Orlando and Digital World became strained and has continued to deteriorate such that there is no assurance that Mr. Orlando as a current member of our Board or as a controlling affiliate of the Sponsor will be cooperative in connection with the consummation of the Business Combination. Due to Digital World’s decision not to provide Mr. Orlando with any additional compensation, we believe a significant risk exists that Mr. Orlando may be uncooperative in approving any amendments to the Merger Agreement that may become necessary and/or in voting the Founder Shares in support of the Business Combination. In addition, Mr. Orlando may use his control over the Sponsor and the majority of the Founder Shares as leverage to raise further demands in exchange for performance of his contractual obligation.

Notwithstanding Mr. Orlando’s and the Sponsor’s fiduciary and contractual obligations to facilitate the consummation of the Business Combination, Mr. Orlando has demonstrated persistent conduct to frustrate and obstruct the consummation of the Business Combination as a means to extract monetary consideration from Digital World and its shareholders. Consistent with such self-dealing motivation, Mr. Orlando threatened to outright enjoin the Business Combination as leverage for negotiating post-merger conditions more favorable for himself and/or the Sponsor to the detriment of Digital World’s Public Stockholders. On February 26, 2024, the Sponsor, through its representatives, asserted that— after a “more thorough review”—the conversion ratio in connection with the conversion of the Class B common stock into Class A common stock upon consummation of the Business Combination was “approximately 1.8:1.” This 1.8:1 ratio is contrary to prior claims by Mr. Orlando as the managing member of the Sponsor, that the conversion ratio was 1.69:1. The members of the Board further believe that such claims are another attempt by Mr. Orlando to extract personal benefits in breach of his fiduciary duty to Digital World and its shareholders.

Accordingly, because of the continued deterioration in the relationship with Mr. Orlando and the Sponsor, on February 27, 2024, Digital World and TMTG filed a lawsuit, captioned Digital World Acquisition Corp. v. ARC Global Investments II, LLC (Case No. 192862534), in the Civil Division for the Twelfth Judicial Circuit Court in Sarasota County, Florida. The lawsuit seeks (i) a declaratory judgment that the appropriate conversion ratio is 1.34:1, as previously disclosed in this proxy statement/prospectus, (ii) damages for tortious interference with the contractual and business relationship between TMTG and Digital World, (iii) damages for conspiracy with unnamed co-conspirators to tortuously interfere with the contractual and business relationship between TMTG and Digital World, (iv) damages to TMTG as a result of (a) the breach of fiduciary duty by Mr. Orlando, which exposed Digital World to regulatory liability through the practice of targeting and resulted in an $18 million dollar penalty to Digital World and significant reputational harm and (b) Mr. Orlando’s continuous obstruction of Digital World’s merger with TMTG to extort various concessions that only benefit him and harm Digital World and its shareholders; and (v) damages for wrongfully asserted dominion over Digital World’s assets inconsistent with Digital World’s possessory rights over those assets. The complaint alleges impending violation of the Digital World Charter for failure to commit to issue the number of conversion shares to the Sponsor that the Sponsor claims it is owed upon the consummation of the Business Combination. The complaint claims a new conversion ratio of 1.78:1. Digital World believes the difference between Digital World’s calculation of the previously disclosed conversion ratio of 1.34:1 and the Sponsor’s now claimed ratio of 1.78:1 results from the Sponsor improperly taking into account in its calculation currently outstanding derivative securities of Digital World neither issued in connection with the closing of the Business Combination nor in a financing transaction in connection with the Business Combination, as well as securities issuable to TMTG in the Business Combination, in each case, contrary to the terms of the Digital World Charter with respect to issuances requiring an adjustment to the conversion ratio applicable to the Class B common stock (collectively, the “Excluded Securities”). The lawsuit filed by the Sponsor seeks: (i) specific performance and damages for alleged breach of the Digital World Charter, (ii) a declaratory judgment that the Excluded Securities should be included in the calculation of the conversion ratio, (iii) a finding that the directors of

Digital World breached their fiduciary duties, and (iv) a preliminary injunction to enjoin the Business Combination until Digital World “corrects” the conversion ratio. See “Information About Digital World – Legal Proceedings – Lawsuit Against the Sponsor and Patrick Orlando.”

Digital World does not believe the Sponsor’s 1.78:1 conversion ratio and related claims are supported by the terms of the Digital World Charter. As a result, Digital World intends to vigorously defend (i) its calculation of the conversion ratio and related rights and (ii) any basis stated by the Sponsor for a preliminary injunction to enjoin the Business Combination to resolve the Sponsor’s claims. However, because this controversy is in its preliminary stages, the ultimate resolution as to whether none, a portion or all of the disputed conversion shares will be issued is not determinable at this time. If the Sponsor’s purported conversion ratio of 1.78:1, as opposed to the 1.34:1 conversion ratio previously disclosed in this proxy statement/prospectus, were to be determined valid, approximately 3,149,531 additional shares of Class A common stock would be issued to holders of Class B common stock upon conversion of such shares of Class B common stock, which would result in the relative ownership of Digital World’s Public Stockholders in the post-Business Combination company to decrease.

The following table illustrates the relative percentage voting/economic interest in the Combined Entity of the public stockholders electing not to redeem immediately following the consummation of the Business Combination on a basic and fully diluted basis, including the issuance of all Earnout Shares, applying each of the 1:1, 1.34:1 and 1.78:1 conversion ratios across hypothetical 0%, 33.33%, 50% and 77% Redemption levels by the Public Stockholders:

	Minimum Redemption	33.33% Redemption	50% Redemption	Maximum Redemption (77%)
Combined Entity - Basic(*)(1)
SPAC public shareholder shares at 1:1	21.6%	15.5%	12.1%	6.1%
SPAC public shareholder shares at 1.34:1	21.2%	15.2%	11.9%	5.9%

Relative decrease to ownership from 1:1 – 1.34:1	(0.4)%	(0.3)%	(0.2)%	(0.2)%

SPAC public shareholder shares at 1.34:1	21.2%	15.2%	11.9%	5.9%
SPAC public shareholder shares at 1.78:1	20.7%	14.8%	11.6%	5.8%

Relative decrease to ownership from 1.34:1 – 1.78:1	(0.5)%	(0.4)%	(0.3)%	(0.1)%
Combined Entity - Fully Diluted(*)(2)
SPAC public shareholder shares at 1:1	14.2%	9.9%	7.6%	3.7%
SPAC public shareholder shares at 1.34:1	14.0%	9.8%	7.5%	3.7%

Relative decrease to ownership from 1:1 – 1.34:1	(0.2)%	(0.1)%	(0.1)%	(0.0)%

SPAC public shareholder shares at 1.34:1	14.0%	9.8%	7.5%	3.7%
SPAC public shareholder shares at 1.78:1	13.8%	9.6%	7.4%	3.6%

Relative decrease to ownership from 1.34:1 – 1.78:1	(0.2)%	(0.2)%	(0.1)%	(0.1)%

(*)

The table above is not intended to be a pro forma representation of Digital World’s outstanding capital structure following the Business Combination and is provided only for illustrative purposes to demonstrate the relative decrease to public stockholders’ ownership in each of the scenarios set forth above.

(1)

Assumes (i) the issuance of no shares underlying derivative securities Digital World as of the date of this proxy statement/prospectus, (ii) the issuance of no Earnout Shares to TMTG, and (iii) the issuance of 95,869,509 shares of New Digital World common stock to TMTG’s selling equity holders pursuant to the Merger Agreement.

(2)

Assumes (i) the issuance of all shares of Class A common stock underlying derivative securities of Digital World as of the date of this proxy statement/prospectus and (ii) the issuance of (a) 95,869,509 shares of New Digital World common stock to TMTG’s selling equity holders pursuant to the Merger Agreement and (b) all the Earnout Shares to TMTG.

Moreover, the Sponsor, which is controlled by Mr. Orlando, is a party to the Merger Agreement and holds a majority of the Founder Shares. Pursuant to the Lock-Up and Support Letter, Mr. Orlando, on behalf of the Sponsor, and other insiders, are contractually obligated to vote any shares of Digital World common stock owned by them, in favor of an initial business combination. The Sponsor owns 14.8% of the outstanding shares of Digital World common stock. If, notwithstanding the Sponsor’s contractual obligation to vote any shares of Digital World common stock, including the Founder Shares, in favor of an initial business combination in line with the Digital World Board’s recommendation, Mr. Orlando withholds the Sponsor’s vote in favor of the Business Combination, we would be solely dependent on our other shareholders, which represent 82.2% of Digital World’s common stock, to vote in favor of the Business Combination. Since the Business Combination requires approval by a majority of the votes cast of Class A common stock and Class B common stock, voting together as a single class, in order to reach such requisite approval threshold without an accompanying vote “FOR” by the Sponsor in connection with the common stock it controls, 58.6% of our Public Stockholders would need to cast votes “FOR” the Business Combination at the Digital World Special Meeting. Accordingly, it could prove difficult for us to obtain the requisite vote for approval of the Business Combination in a timely fashion or at all, which could lead to our liquidation.

In the event we are unable to resolve the ongoing disputes with Mr. Orlando and the Sponsor, the resultant delay could introduce material risk to the Business Combination, including with respect to TMTG, given its unilateral termination right. Even if TMTG does not terminate the Merger Agreement, due to historical delays, the continued delay in consummating the Business Combination could result in a material increase in pre-Business Combination expenses, management diversion, and other related costs, all of which could have a material adverse effect on the trading price of our Class A common stock and on the Combined Entity’s available resources to pursue its growth and business strategy.

5.

The disclosure in “Risk Factors – Risks Related to Digital World and the Business Combination – As a result of the prolonged delay due to the Investigation, Digital World has incurred significant unanticipated expenses well in excess of the working capital loans provided by our Sponsor, which have required Digital World to seek alternative sources of working capital to fund its day-to-day operations and such additional and unanticipated costs and expenses through Post-IPO Financings. Unlike working capital loans provided by our Sponsor, Post-IPO Financings trigger the anti-dilution provision contained in our Charter adjusting the conversion ratio of our Class B common stock to Class A common stock for the benefit of holders of our Class B common stock, the majority of which is owned by the Sponsor. In the absence of a waiver of such anti-dilution by Mr. Orlando on behalf of the holders of Class B common stock, in addition to other potential sources of dilution, Public Stockholders who elect not to redeem their shares of Class A common stock, may suffer additional dilution” on page 96 is supplemented with the underlined disclosure below and replaced and restated in its entirety, as follows:

As a result of the prolonged delay due to the Investigation, Digital World has incurred significant unanticipated expenses well in excess of the working capital loans provided by our Sponsor, which have required Digital World to seek alternative sources of working capital to fund its day-to-day operations and such additional and unanticipated costs and expenses through Post-IPO Financings. Unlike working capital loans provided by our Sponsor, certain Post-IPO Financings trigger the anti-dilution provision contained in our Charter adjusting the conversion ratio of our Class B common stock to Class A common stock for the benefit of holders of our Class B common stock, the majority of which is owned by the Sponsor. In the absence of a waiver of such anti-dilution by Mr. Orlando on behalf of the holders of Class B common stock, in addition to other potential sources of dilution, Public Stockholders who elect not to redeem their shares of Class A common stock, may suffer additional dilution.

As a result of the Investigation, Digital World incurred significant costs and expenses related to, among other things, legal fees related to such Investigation which resulted in an $18.0 million settlement with the SEC pursuant to the Order, two votes to extend the liquidation date, compliance with reporting obligations with the SEC, accounting fees, and additional transaction-related legal fees, including with respect to unwinding the PIPE entered into during Mr. Orlando’s tenure as our Chairman and Chief Executive Officer, which was determined incapable of being fulfilled pursuant to its terms and the requirements of Section 5 of the Securities Act.

Notwithstanding this excessive delay, the Sponsor, which is controlled by Mr. Orlando, did not correspondingly provide additional working capital loans to fund costs and expenses during this time and, as a result, Digital World has been required to seek other sources of working capital to ensure it could offset, at least in part, such additional costs and expenses as well as continue working toward closing the Business Combination. Our Charter provides for an adjustment mechanism to the conversion ratio applicable to Class B common stock to the extent that additional shares of Class A common stock or equity-linked securities are issued in connection with the closing of an initial business combination. As such, unlike working capital loans provided by our Sponsor, Post-IPO Financings with third parties other than the Sponsor, trigger the anti-dilution provision contained in our Charter, adjusting the conversion ratio of our Class B common stock to Class A common stock for the benefit of holders of our Class B common stock, the majority of which is owned by the Sponsor. Digital World believes the conversion ratio to be 1.34:1, which conversion ratio excludes the expected issuance of the Digital World Alternative Warrants in connection with the settlement of the PIPE Investment and the Digital World Convertible Notes issuable pursuant to the Convertible Notes Compensation Plan. However, when calculating the definitive conversion ratio, the Board may also decide to exclude any Post-IPO Financings, the proceeds of which were used to pay any costs and expenses associated with the Investigation, and not in connection with the Business Combination. As a result, the Board may find a different, lower conversion ratio to be acceptable at the time of the Closing. Because the Board is obligated to calculate the final conversion ratio upon the Closing, there is no assurance that the current conversion ratio will not materially differ at the time of the Closing, and investors should be cautioned when relying on such a preliminary conversion ratio. For example, if Digital World is required to continue to raise proceeds in the form of equity-linked securities, the conversion ratio may increase, and therefore, the number of shares of New Digital World common stock issuable to Class B common stock holders upon conversion would increase correspondingly.

Given the nature of the calculation and the unexpected expenses incurred by Digital World, certain holders of Class B common stock may disagree with the conversion ratio, particularly if the Board determined that other Post-IPO Financings should also be excluded resulting in a lower conversion ratio and therefore a lower number of shares of New Digital World common stock upon conversion of the Class B common stock. Such a determination by the Board could potentially lead to prolonged disputes with some holders of Class B common stock. For example, following interactions with Mr. Orlando on February 11, 2024, Digital World understood that Mr. Orlando’s position at that time was that the conversion ratio should be 1.69:1. However, on February 26, 2024, the Sponsor, through its representatives, asserted that— after a “more thorough review”—the conversion ratio in connection with the conversion of the Class B common Stock into Class A common stock upon consummation of the Business Combination was “approximately 1.8:1.” On February 28, 2024, the Sponsor filed a lawsuit against Digital World and its directors (except for Mr. Orlando), which complaint claims a new conversion ratio of 1.78:1. Digital World does not believe the Sponsor’s 1.78:1 conversion ratio and related claims are supported by the terms of the Digital World Charter. If the Sponsor’s purported conversion ratio of 1.78:1, as opposed to the 1.34:1 conversion ratio previously disclosed in this proxy statement/prospectus, were to be determined valid, approximately 3,149,531 additional shares of Class A common stock would be issued to holders of Class B common stock upon conversion of such shares of Class B common stock, which would result in the relative ownership of Digital World’s Public Stockholders in the post-Business Combination company to decrease. Given the Sponsor and/or Mr. Orlando have claimed various conversion ratios in the past, there is no assurance that the Sponsor and/or Mr. Orlando will not continue to do so in the future, which, if determined valid, could result in additional dilution to non-redeeming Public Stockholders and a further decrease such Public Stockholders’ proportionate ownership interest and relative voting power in New Digital World. See “Risk Factors – Risks Related to Digital World and the Business Combination – As a result of the prolonged delay due to the Investigation, Digital World has incurred significant unanticipated expenses well in excess of the working capital loans provided by our Sponsor, which have required Digital World to seek alternative sources of working capital to fund its day-to-day operations and such additional and unanticipated costs and expenses through Post-IPO Financings. Unlike working capital loans provided by our Sponsor, certain Post-IPO Financings trigger the anti-dilution provision contained in our Charter adjusting the conversion ratio of our Class B common stock to Class A common stock for the benefit of holders of our Class B common stock, the majority of which is owned by the Sponsor. In the absence of a waiver of such anti-dilution by Mr. Orlando on behalf of the holders of Class B common stock, in addition to other potential sources of dilution, Public Stockholders who elect not to redeem their shares of Class A common stock, may suffer additional dilution” and “Information About Digital World – Legal Proceedings – Lawsuit Against the Sponsor and Patrick Orlando.”

Digital World cannot provide any assurances regarding its ability to defend its position on the anti-dilution provision and calculation of the conversion ratio or the related claims against the Sponsor and Mr. Orlando. Due to the ongoing dispute with Mr. Orlando and the Sponsor, Digital World may continue to increase its expenses, which could result in additional adjustment to the conversion ratio. Furthermore, TMTG may decide to terminate the Merger Agreement if the risk of significant dilution exists, potentially leading to litigation over the claims. In the absence of a waiver of the anti-dilution provision by Mr. Orlando, on behalf of the Sponsor, in addition to other potential sources of dilution, Public Stockholders who choose not to redeem their shares of Class A common stock will face further dilution resulting from any further upward adjustment of the conversion ratio. Such an adjustment would decrease such Public Stockholders’ proportionate ownership interest and relative voting power in New Digital World, possibly leading to a decline in the market price of New Digital World common stock and Public Warrants.

6.

The following disclosure is inserted in “Background of the Business Combination – Timeline of the Business Combination Post-IPO Negotiations” on page 197, immediately before the paragraph starting with “The parties have continued to have and expect to continue to have regular discussions regarding the timing to consummate the Business Combination”:

On February 26, 2024, the Sponsor, through its representatives, asserted that— after a “more thorough review”—the conversion ratio in connection with the conversion of the Class B common stock was into Class A common stock upon consummation of the Business Combination “approximately 1.8:1.”

On February 27, 2024, Digital World and TMTG filed a lawsuit, captioned Digital World Acquisition Corp. v. ARC Global Investments II, LLC (Case No. 192862534), in the Civil Division for the Twelfth Judicial Circuit Court in Sarasota County, Florida.

On February 28, 2024:

•

the Sponsor’s counsel electronically mailed Digital World’s counsel a lawsuit, captioned ARC Global Investments II, LLC v. Digital World Acquisition Corp., Eric Swider, Frank J. Andrews, Edward J. Preble and Jeffery A. Smith, which was filed in the Court of Chancery of the State of Delaware; and

•

UAV filed a verified complaint against TMTG in the Court of Chancery of the State of Delaware seeking declaratory and injunctive relief relating to the authorization, issuance and ownership of stock in TMTG and, contemporaneously therewith, a motion for expedited proceedings.

See “Risk Factors – Risks Related to Digital World and the Business Combination – Patrick Orlando, Digital World’s former Chairman and Chief Executive Officer, a current member of our Board and a controlling affiliate of our Sponsor has expressed a desire for additional compensation (above his interest in the Founder Shares), which we believe presents a risk to our ability to consummate the Business Combination on a timely basis (or at all) and could potentially have a material adverse effect on Digital World’s financial condition and stock price” and “Information About Digital World – Legal Proceedings”.

7.

The following disclosure is inserted in “Legal Proceedings” after the “Section 16 Claim” on page 230 below the paragraph starting with “On October 20, 2023, Robert Lowinger (the “Plaintiff”) filed a complaint against Rocket One Capital, LLC”:

Lawsuit Against the Sponsor and Patrick Orlando

On February 26, 2024, the Sponsor, through its representatives, asserted that— after a “more thorough review”—the conversion ratio in connection with the conversion of the Class B common stock into Class A common stock upon consummation of the Business Combination was “approximately 1.8:1.” This 1.8:1 ratio is contrary to prior claim by Mr. Orlando as the managing member of the Sponsor, that the conversion ratio was 1.68:1. The members of the Board believe that such claims are another attempt by Mr. Orlando to extract personal benefits in breach of his fiduciary duty to Digital World and its shareholders. Accordingly, because of the continued deterioration in the relationship with Mr. Orlando and the Sponsor, on February 27, 2024, Digital World and TMTG filed a lawsuit, captioned Digital World Acquisition Corp. v. ARC Global Investments II, LLC (Case No. 192862534), in the Civil Division for the Twelfth Judicial Circuit Court in Sarasota County, Florida. The lawsuit seeks (i) a declaratory judgment that the appropriate conversion ratio is 1.34:1, as previously disclosed in this proxy statement/prospectus, (ii) damages for tortious interference with the contractual and business relationship between TMTG and Digital World, (iii) damages for conspiracy with unnamed co-conspirators to tortuously interfere with the contractual and business relationship between TMTG and Digital World, (iv) damages to TMTG as a result of (a) the breach of fiduciary duty by Mr. Orlando, which exposed Digital World to regulatory liability through the practice of targeting and resulted in an $18 million dollar penalty to Digital World and significant reputational harm and (b) Mr. Orlando’s continuous obstruction of Digital World’s merger with TMTG to extort various concessions that only benefit him and harm Digital World and its shareholders; and (v) damages for wrongfully asserted dominion over Digital World’s assets inconsistent with Digital World’s possessory rights over those assets. In the early afternoon on February 28, 2024, the Sponsor’s registered agent in Wilmington, Delaware was served with the complaint filed by Digital World and TMTG against the Sponsor and Mr. Orlando. Mr. Orlando was also personally served with the complaint filed by Digital World and TMTG against the Sponsor and Mr. Orlando. Later in the day, the Sponsor’s counsel electronically mailed Digital World’s counsel a lawsuit, captioned ARC Global Investments II, LLC v. Digital World Acquisition Corp., Eric Swider, Frank J. Andrews, Edward J. Preble and Jeffery A. Smith, which was filed in the Court of Chancery of the State of Delaware.

The complaint alleges impending violation of the Digital World Charter for failure to commit to issue the number of conversion shares to the Sponsor that the Sponsor claims it is owed upon the consummation of the Business Combination. The complaint claims a new conversion ratio of 1.78:1. Digital World believes the difference between Digital World’s calculation of the previously disclosed conversion ratio of 1.34:1 and the Sponsor’s now claimed ratio of 1.78:1 results from the Sponsor improperly taking into account in its calculation currently outstanding Excluded Securities. The lawsuit filed by the Sponsor seeks: (i) specific performance and damages for alleged breach of the Digital World Charter, (ii) a declaratory judgment that the Excluded Securities should be included in the calculation of the conversion ratio, (iii) a finding that the directors of Digital World breached their fiduciary duties, and (iv) a preliminary injunction to enjoin the Business Combination until Digital World “corrects” the conversion ratio.

Digital World does not believe the Sponsor’s 1.78:1 conversion ratio and related claims are supported by the terms of the Digital World Charter. As a result, Digital World intends to vigorously defend (i) its calculation of the conversion ratio and related rights and (ii) any basis stated by the Sponsor for a preliminary injunction to enjoin the Business Combination to resolve the Sponsor’s claims. However, because this controversy is in its preliminary stages, the ultimate resolution as to whether none, a portion or all of the disputed conversion shares will be issued is not determinable at this time. As a general matter, the pursuit of the claims may be costly and time consuming and could have a material adverse effect on Digital World’s reputation and its existing stockholders and may result in counterclaims. See “Risk Factors – Risks Related to Digital World and the Business Combination – Patrick Orlando, Digital World’s former Chairman and Chief Executive Officer, a current member of our Board and a controlling affiliate of our Sponsor recently expressed a desire for additional compensation (above his interest in the Founder Shares) and has commenced litigation against us, which we believe presents a risk to our ability to consummate the Business Combination on a timely basis (or at all) and could potentially have a material adverse effect on Digital World’s financial condition and stock price.”

8.

The following disclosure is inserted in “The Business Combination Proposal (Proposal 1) – Information About Digital World – Legal Proceedings – United Atlantic Ventures” on page 230, immediately before the last paragraph of such section starting with “TMTG has informed Digital World that it strongly disagrees with UAV’s assertion”, which paragraph is replaced in its entirety, as follows:

On February 28, 2024, UAV filed a verified complaint against TMTG in the Court of Chancery of the State of Delaware seeking declaratory and injunctive relief relating to the authorization, issuance and ownership of stock in TMTG and, contemporaneously therewith, a motion for expedited proceedings.

TMTG has informed Digital World that it strongly disagrees with UAV’s assertion to any rights with respect to TMTG under the Services Agreement and that it believes TMTG has valid defenses to the claims by UAV. TMTG maintains its position, as previously informed to Digital World, that the capitalization of TMTG is based on TMTG’s corporate documents, including a resolution dated October 13, 2021 (the “TMTG Issuance Resolution”) and not the Services Agreement.

9.

Section 4.1. Authorized Capital Stock in the Form of Second Amended and Amended and Restated Certificate of Incorporation of Trump Media & Technology Group Corp. in Annex B is supplemented solely with the underlined disclosure below, as follows:

Section 4.1 Authorized Capital Stock. The Corporation is authorized to issue a total of 1,000,000,000 shares of capital stock, each with a par value of $0.0001 per share, consisting of (a) 999,000,000 shares of common stock (the “Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

Accordingly, the Form of Second Amended and Amended and Restated Certificate of Incorporation of Trump Media & Technology Group Corp. in Annex B of the Proxy Statement is supplemented solely with the underlined disclosure below and replaced and restated in its entirety, as follows:

Annex B

FORM OF

SECOND AMENDED AND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

[●], 2024

Trump Media & Technology Group Corp., a corporation incorporated and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The Corporation was incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Secretary”) on December 11, 2020 (the “Original Certificate”), under the name “Digital World Acquisition Corp.” The Original Certificate was amended and restated by that certain Amended and Restated Certificate of Incorporation filed with the Secretary on September 2, 2021, as corrected by that certain Certificate of Correction filed with the Secretary on May 18, 2022, and as amended by that certain First Amendment to the Amended and Restated Certificate of Incorporation filed with the Secretary on September 6, 2023 (collectively, the “Amended and Restated Certificate”).

2. This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”), which changes the name of the Corporation to Trump Media & Technology Group Corp., amends, restates, and supersedes the Amended and Restated Certificate, was duly adopted in accordance with Sections 242, and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).

3. This Second Amended and Restated Certificate shall become effective on [the date it is filed with the Secretary [or] [●], 2024] (the “Effective Date”).

4. The text of the Amended and Restated Certificate is hereby amended and restated in its entirety to read as follows:

ARTICLE I

NAME

The name of the Corporation is Trump Media & Technology Group Corp.

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE III

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE IV

CAPITAL STOCK

Section 4.1 Authorized Capital Stock. The Corporation is authorized to issue a total of 1,000,000,000 shares of capital stock, each with a par value of $0.0001 per share, consisting of (a) 999,000,000 shares of common stock (the “Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

Section 4.2 Preferred Stock. The Board is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences, and relative, participating, optional, special, and other rights, if any, of each such series and any qualifications, limitations, and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the fullest extent provided by the DGCL, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3 Voting.

(a) Voting Power. Except as otherwise required by any non-waivable provision of applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.

(b) Nature of Voting Rights. Except as may be otherwise provided in this Second Amended and Restated Certificate (including any Preferred Stock Designation) or required by any non-waivable provision of applicable law, at all meetings of the stockholders and on all matters properly submitted to a vote of the stockholders, each holder of Common Stock, as such, shall (i) have the right to one vote per share of Common Stock held of record by such holder; and (ii) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, as the same may be amended from time to time (the “Bylaws”); and (iii) be entitled to vote only upon such matters and in such manner as may be provided by this Second Amended and Restated Certificate or the Bylaws; provided, however, that, except as otherwise required by any non-waivable provision of applicable law, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation). This Second Amended and Restated Certificate does not authorize cumulative voting.

(c) Modification. Notwithstanding any other provisions of applicable law, this Second Amended and Restated Certificate, or the Bylaws that may otherwise permit a lesser vote of the stockholders, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by any non-waivable provision of applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of 66.67% of the voting power of the outstanding shares of Common Stock entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Section 4.3.

Section 4.4 Dividends. Except as otherwise provided in this Second Amended and Restated Certificate (including any Preferred Stock Designation) or required by any non-waivable provision of applicable law, the Board may from time to time declare, and the Corporation may pay, dividends on outstanding shares of Common Stock from funds lawfully available therefor. Notwithstanding the foregoing, the Board may pay or make a disparate dividend or distribution per share of Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend is payable, the timing of the payment, or otherwise) if such disparate dividend is approved by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.

Section 4.5 Liquidation, Dissolution, or Winding Up of the Corporation. Except as otherwise provided in this Second Amended and Restated Certificate (including any Preferred Stock Designation) or required by any non-waivable provision of applicable law, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders. Notwithstanding the foregoing, the Board may pay or make a disparate distribution per share of Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate distribution is approved by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.

Section 4.6 Nature of Rights. Except as may be otherwise provided in this Second Amended and Restated Certificate or required by any non-waivable provision of applicable law, all shares of Common Stock shall have the same rights, privileges, and powers, shall rank equally (including, without limitation, as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets or winding up of the Corporation), shall share ratably, and shall be identical in all respects and as to all matters.

Section 4.7 Rights, Warrants, and Options. The Corporation may create and issue rights, warrants, and options entitling the holders thereof to acquire from the Corporation any shares of Common Stock of any class or classes, with such rights, warrants, and options to be evidenced by or in such instruments approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise, and other terms and conditions of such rights, warrants, or options; provided, however, that the consideration to be received for any shares of Common Stock issuable upon exercise thereof may not be less than the par value thereof.

Section 4.8 Lock-Up.

(a) Transfer Restriction. Subject to Section 4.8(b), the Locked-up Holders may not Transfer any Lock-up Shares until the end of the Lock-up Period. The Lock-up Shares shall carry appropriate legends indicating the restrictions on Transfer imposed by this Section 4.8, including as required by Section 151(f) of the DGCL with respect to uncertificated stock.

(b) Permitted Transfers. Notwithstanding anything to the contrary in Section 4.8(a), the Locked-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (i) by gift, will or intestate succession upon the death of Locked-up Holder, (ii) to any Permitted Transferee or (iii) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that in any of cases (i), (ii) or (iii) it shall be a condition to such transfer that the transferee executes and delivers to the Corporation an agreement stating that the transferee is receiving and holding the Lock-up Shares subject to the provisions of this Second Amended and Restated Certificate, and there shall be no further transfer of such Lock-up Shares.

(c) Definitions. For purposes of this Section 4.8 only:

(i) “DWAC Merger Sub” means DWAC Merger Sub Inc., a Delaware corporation.

(ii) “DWAC Transaction” means the merger of DWAC Merger Sub with and into TMTG, with TMTG surviving, pursuant to and as contemplated by the Merger Agreement.

(iii) “immediate family” means with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person and his or her spouse or domestic partner, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses or domestic partners and siblings).

(iv) “Lock-up Period” means the period beginning on the closing date of the DWAC Transaction and ending on the earliest of (i) the date that is six months after the closing date of the DWAC Transaction, (ii) the date on which the closing price for the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalization and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date of the DWAC Transaction, and (iii) the date after the closing of the DWAC Transaction on which the Corporation consummates a liquidation, merger, share exchange or other similar transaction that results in all of the Corporation’s stockholders having the right to exchange their equity holdings in the Corporation for cash, securities or other property.

(v) “Lock-up Shares” means the shares of capital stock (including, for avoidance of doubt, any shares underlying any options, warrants, convertible securities, or any other equity-linked instrument) of the Corporation received by the stockholders of TMTG, excluding. shares of capital stock of the Corporation issued in exchange for TMTG shares that were issued by TMTG to holders of TMTG Convertible Notes (as defined in the Merger Agreement) prior to the closing of the transactions contemplated in the Merger Agreement. For the avoidance of doubt, nothing in this charter shall modify any contractual obligations between the Corporation and the applicable stockholders.

(vi) “Locked-up Holders” means the holders of Lock-up Shares.

(vii) “Merger Agreement” means that certain Agreement and Plan of Merger dated as of October 20, 2021 by and among the Corporation, DWAC Merger Sub, TMTG, ARC Global Investments II, LLC, a Delaware limited liability company, and TMTG’s General Counsel, as amended from time to time.

(viii) “Permitted Transferee” means, with respect to a Locked-up Holder, (A) the members of such Locked-up Holder’s immediate family\, (B) any trust for the direct or indirect benefit of such Locked-up Holder or the immediate family of such Locked-up Holder, (C) if such Locked-up Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (D) if such Locked-up Holder is an entity, as a distribution to limited partners, shareholders, members of, or owners of similar equity interests in such Locked-up Holder upon the liquidation and dissolution of such Locked-up Holder, and (E) to any affiliate of such Locked-up Holder.

(ix) “TMTG” means Trump Media & Technology Group Corp., a Delaware corporation.

(x) “Transfer” means (A) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Lock-up Shares, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares, or (C) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (A), (B) or (C) above is to be settled by delivery of Lock-up Shares or other securities, in cash or otherwise.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Board Powers. The Corporation’s Board of Directors (the “Board”) shall manage and direct the business and affairs of the Corporation. The Board is empowered to exercise all such powers and to do all such acts as may be exercised or done by the Corporation. This grant of power to the Board does not limit any of the powers expressly given to the Board under, but is subject to any conflicting provision of, the DGCL (to the extent that such provision is non-waivable), this Second Amended and Restated Certificate, and the Bylaws; provided, however, that a provision or a modification of a provision of the Bylaws adopted by the stockholders shall not invalidate any prior act of the Board that would have been valid if such addition or modification of a provision to the Bylaws had not been adopted.

Section 5.2 Number. As of the Effective Date, the number of directors constituting the Board shall be 7. Other than those, if any, who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, this number may be increased or decreased at any time and from time to time by the written resolution of the Board. However, in no event may a decrease in the number of directors constituting the Board shorten the term of any incumbent director or result in there being less than one director.

Section 5.3 Classification; Term.

(a) Classification and Initial Term. The Board shall be classified into three classes: Class I, Class II, and Class III. As of the date hereof, the number of directors in Class I shall be 2, the number of directors in Class II shall be 2, and the number of directors in Class III shall be 3. The initial terms of the initial Class I directors shall expire at the first annual meeting of the stockholders following the effectiveness of this Second Amended and Restated Certificate. The initial terms of the initial Class II directors shall expire at the second annual meeting of the stockholders following the effectiveness of this Second Amended and Restated Certificate. The initial terms of the initial Class III directors shall expire at the third annual meeting of the stockholders following the effectiveness of this Second Amended and Restated Certificate. If the number of directors constituting the Board is changed pursuant to Section 5.2, any resulting increase or decrease shall be apportioned by the Board among the director classes so as to maintain the proportion of directors in each class as nearly equal as possible.

(b) Term. Except as set forth in Section 5.3(a) with respect to the initial terms of the initial directors in the director classes, a director’s term shall expire at the third annual meeting of the stockholders following his or her most recent election or re-election as such. Each director shall hold office until such director’s successor is elected and qualified, or until such director’s earlier death, resignation, retirement, disqualification or removal from office. Any director may resign at any time upon notice to the Corporation given in writing by any electronic transmission permitted in the Corporation’s Bylaws or in accordance with applicable law. In the event of any increase or decrease in the authorized number of directors each director then serving as such shall nevertheless continue as a director of the class of which he or she is a member.

(c) Limitation. Notwithstanding anything to the contrary in Section 5.3(a), Section 5.3(b), or Section 5.5, (i) if the stockholders do not re-elect (or elect, with respect to a director appointed by the Board pursuant to Section 5.5) a director upon the expiration of his or her then-current term, he or she shall nonetheless remain in office until the qualification of his or her successor and (ii) a director’s term shall end early upon his or her resignation, removal, or death.

Section 5.4 Election. At the Corporation’s annual meeting of the stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present, in person or represented by proxy, at the meeting and entitled to vote thereon. The immediately preceding sentence is subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock. Unless required by the Bylaws, the directors need not be elected by written ballot.

Section 5.5 Newly Created Directorships and Vacancies. Newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from a director’s resignation, removal, or death may be filled solely and exclusively by the vote of a majority of the remaining directors then in office (or, if applicable, the sole remaining director), even if such directors constitute less than a quorum. Any director so appointed shall hold office until the expiration of the remaining full term of the class of directors to which the new directorship was added or in which the vacancy occurred, subject to Section 5.3(c).

Section 5.6 Removal. Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of 66.67% of the voting power of all then-outstanding shares of Common Stock entitled to vote generally in the election of directors. Notwithstanding any other provisions of applicable law, this Second Amended and Restated Certificate, or the Bylaws that may otherwise permit a lesser vote of the stockholders, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by any non-waivable provision of applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of 66.67% of the voting power of the outstanding shares of Common Stock entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Section 5.6.

Section 5.7 Preferred Stock-Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by any non-waivable provision of applicable law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Second Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by the DGCL, and subject to the terms of any series of outstanding Preferred Stock, the Board shall have the power to adopt, amend, alter, or repeal the Bylaws by the affirmative vote of a majority of the directors. The stockholders may not adopt, amend, alter, or repeal the Bylaws, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Second Amended and Restated Certificate (including any Preferred Stock Designation), by the affirmative vote of the holders of 66.67% of the voting power of the outstanding shares of the Common Stock entitled to vote thereon. Notwithstanding any other provisions of applicable law, this Second Amended and Restated Certificate, or the Bylaws that may otherwise permit a lesser vote of the stockholders, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by any non-waivable provision of applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of 66.67% of the voting power of the outstanding shares of Common Stock entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article VI.

ARTICLE VII

SPECIAL MEETINGS OF STOCKHOLDERS; NO ACTION BY WRITTEN CONSENT

Section 7.1 Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by another person or persons.

Section 7.2 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders shall be given in the manner provided in the Bylaws.

Section 7.3 Effectuation; No Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders at any annual or special meeting of the stockholders may be effected only at a duly called annual or special meeting of the stockholders and may not be effected by any written consent in lieu thereof by such stockholders.

Section 7.4 Modification. Notwithstanding any other provisions of applicable law, this Second Amended and Restated Certificate, or the Bylaws that may otherwise permit a lesser vote of the stockholders, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by any non-waivable provision of applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of 66.67% of the voting power of the outstanding shares of Common Stock entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article VII.

ARTICLE VIII

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1. Limitation of Director Liability. To the fullest extent permitted by the DGCL, a director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not made in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the DGCL; or (d) for any transaction from which the director derived an improper personal benefit. Any amendment, modification, or repeal of the foregoing sentence shall not adversely affect any right or protection of a director hereunder in respect of any act or omission occurring prior to the time of such amendment, modification, or repeal. If the DGCL is amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be further eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.

Section 8.2 Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by the DGCL, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, other enterprise, or nonprofit entity, including, without limitation, service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent, or in any other capacity while serving as a director, officer, employee, or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes, and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent permitted by the DGCL pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by any non-waivable provision of the DGCL, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it is ultimately determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 are contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under applicable law, this Second Amended and Restated Certificate, the Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this Section 8.2 arising for any reason shall, unless otherwise required by any non-waivable provision of applicable law or by the express provisions of such repeal or amendment, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced, or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by applicable law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX

BUSINESS COMBINATIONS

Section 9.1 DGCL Section 203. The Corporation expressly elects not to be subject to the provisions of Section 203 of the DGCL.

ARTICLE X

CORPORATE OPPORTUNITY

To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation shall offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation (other than any legal obligation between the offeror and the director or officer pertaining to the offer).

ARTICLE XI

AMENDMENTS TO THE CERTIFICATE OF INCORPORATION

This Second Amended and Restated Certificate may not be amended, amended and restated, or repealed except with the approval of the Board and, except as otherwise set forth in this Second Amended and Restated Certificate, with the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of the Common Stock entitled to vote thereon; provided, however, that the foregoing is subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock. Notwithstanding the foregoing, except as otherwise required by any non-waivable provision of applicable law or this Amended and Restated Certificate (including any Preferred Stock Designation), holders of shares of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

ARTICLE XII

EXCLUSIVE FORUM

Section 12.1 Forum.

(a) Claims Arising Under State Law. Subject to Section 12.1(b), to the fullest extent permitted by applicable law and absent the Corporation’s express written consent to an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including any beneficial owner thereof) to bring (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer, or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the DGCL, this Second Amended and Restated Certificate, or the Bylaws (including, without limitation, with respect to the interpretation, validity, or enforceability of any provision hereof or thereof); or (iv) any action asserting a claim governed by the internal affairs doctrine.

(b) Claims Arising Under Federal Law. To the fullest extent permitted by applicable law and absent the Corporation’s express written consent to an alternative forum, the United States District Court for the Southern District of Florida shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Section 12.2 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 12.1 is filed in a court other than in accordance therewith (a “Foreign Action”) in the name of any stockholder (or a beneficial owner thereof), such stockholder or beneficial owner, as applicable, shall be deemed to have consented to (a) the personal jurisdiction of the state located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1(a) or the personal jurisdiction of the federal courts in the Southern District of Florida in connection with any action brought in any such court to enforce Section 12.1(b) (an “FSC Enforcement Action”) and (b) having service of process made upon him, her, or it in any such FSC Enforcement Action by service upon such his, her, or its counsel in the Foreign Action as agent for such stockholder or beneficial owner, as applicable.

Section 12.3 Severability. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by applicable law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal, or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

Section 12.4 Deemed Notice. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XII.

Section 12.5 Modification. Notwithstanding any other provisions of applicable law, this Second Amended and Restated Certificate, or the Bylaws that may otherwise permit a lesser vote of the stockholders, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by any non-waivable provision of applicable law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of 66.67% of the voting power of the outstanding shares of Common Stock entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article XII.

***

IN WITNESS WHEREOF, Trump Media & Technology Group Corp. has caused this Second Amended and Restated Certificate of Incorporation to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

By:
Name:	[●]

Additional Information and Where to Find It

Digital World has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which has been declared effective as of February 14, 2024 and the Proxy Statement in connection with the Business Combination. The Proxy Statement will be mailed to stockholders of Digital World as of the record date for voting on the Business Combination. Securityholders of Digital World and other interested persons are advised to read the Registration Statement, the Proxy Statement in connection with Digital World’s solicitation of proxies for the special meeting to be held to approve the Business Combination, and any related supplements because these documents contain important information about Digital World, TMTG and the Business Combination. Digital World’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the Proxy Statement and any related supplements, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests of Digital World’s directors and officers in the Business Combination in Digital World’s filings with the SEC, including in the Proxy Statement and any related supplements, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in Digital World other than with respect to their interests in the Business Combination.

Forward-Looking Statements

This 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this 8-K, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner, by Digital World’s Business Combination deadline or at all, which may adversely affect the price of Digital World’s securities, (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of Digital World, (iii) the risk that certain ongoing or new disputes and disagreements with the sponsor or related to certain TMTG stockholders may be not resolved and delay or ultimately prevent the consummation of the Business Combination, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of Digital World, (x) the outcome of any legal proceedings that may be instituted against TMTG or against Digital World related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to any future financing, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) Digital World’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that Digital World or TMTG may elect not to proceed with the Business Combination, and (xx) those factors discussed in Digital World’s filings with the SEC, including in the Registration Statement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Registration Statement, the Proxy Statement and any related supplements, and in Digital World’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2022, as filed with the SEC on October 30, 2023 and January 9, 2024 (the “2022 Annual Report”) and in other reports Digital World files with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Digital World (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Digital World nor TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

3.1	Amended and Restated Bylaws of Digital World Acquisition Corp.

99.1	Press Release, dated February 29, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Digital World Acquisition Corp.

Dated: March 1, 2024	By:	/s/ Eric Swider
	Name:	Eric Swider
	Title:	Chief Executive Officer

Exhibit 3.1

BY LAWS

OF

DIGITAL WORLD ACQUISITION CORP.

(THE “CORPORATION”)

ARTICLE I

OFFICES

Section 1.1. Registered Office. The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2. Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS MEETINGS

Section 2.1. Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

Section 2.2. Special Meetings. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, the Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3. Notices. Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

Section 2.4. Quorum. Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these By Laws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

Section 2.5. Voting of Shares.

(a) Voting Lists. The Secretary of the Corporation (the “Secretary”) shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b) Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c) Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. No stockholder shall have cumulative voting rights.

(i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d) Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these By Laws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(e) Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.6. Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7. Advance Notice for Business.

(a) Annual Meetings of Stockholders. No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.

(i) In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii) To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these By Laws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii) The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(iv) In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.2.

(c) Public Announcement. For purposes of these By Laws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

Section 2.8. Conduct of Meetings. The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these By Laws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9. Consents in Lieu of Meeting. Unless otherwise provided by the Certificate of Incorporation, until the Corporation consummates an initial public offering (“Offering”), any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and the DGCL to the Corporation, written consents signed by a sufficient number of holders entitled to vote to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

ARTICLE III

DIRECTORS

Section 3.1. Powers; Number. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By Laws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to the Certificate of Incorporation, the number of directors shall be fixed exclusively by resolution of the Board.

Section 3.2. Advance Notice for Nomination of Directors.

(a) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.2.

(b) In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2.

(c) Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(d) To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e) If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2, or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f) In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

Section 3.3. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these By Laws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV

BOARD MEETINGS

Section 4.1. Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2. Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board.

Section 4.3. Special Meetings. Special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these By Laws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4. Quorum; Required Vote. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these By Laws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 4.5. Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these By Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.6. Organization. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V

COMMITTEES OF DIRECTORS

Section 5.1. Establishment. The Board may by resolution of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2. Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3. Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4. Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these By Laws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these By Laws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these By Laws.

ARTICLE VI

OFFICERS

Section 6.1. Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (including, without limitation, a Chairman of the Board, a President, Vice Presidents, Assistant Secretaries, a Treasurer and Assistant Treasurers) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these By Laws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a) Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairman of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chairman of the Board and Chief Executive Officer may be held by the same person.

(b) Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.

(c) President. The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(e) Secretary.

(i) The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii) The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(f) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(g) Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

(h) Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Section 6.2. Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.3. Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4. Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these By Laws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE VII

SHARES

Section 7.1. Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2. Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3. Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, the Chief Executive Officer, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4. Consideration and Payment for Shares.

(a) Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

(b) Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5. Lost, Destroyed or Wrongfully Taken Certificates.

(a) If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(b) If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification,the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 7.6. Transfer of Stock.

(a) If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

(i) in the case of certificated shares, the certificate representing such shares has been surrendered;

(ii) (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

(iii) the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;

(iv) the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

(v) such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(b) Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

Section 7.7. Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 7.8. Effect of the Corporation’s Restriction on Transfer.

(a) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.

Section 7.9. Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 8.2. Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.

Section 8.3. Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4. Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these By Laws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 8.5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 8.6. Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

Section 8.7. Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these By Laws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.

Section 8.8. Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.9. Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.10. Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these By Laws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3. Means of Giving Notice.

(a) Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these By Laws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b) Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these By Laws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these By Laws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these By Laws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these By Laws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4. Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these By Laws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5. Meeting Attendance via Remote Communication Equipment.

(a) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these By Laws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6. Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7. Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 9.8. Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these By Laws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9. Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10. Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11. Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12. Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13. Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14. Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15. Amendments. The Board shall have the power to adopt, amend, alter or repeal the By Laws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the By Laws. The By Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power (except as otherwise provided in Section 8.7)of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By Laws.

Section 9.16. Federal Forum. In supplement to, not in replacement of, and, except as otherwise specifically provided in, the Certificate of Incorporation, unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America, and specifically the United States District Court for the Southern District of Florida, shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act, Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations promulgated under the Exchange Act or Securities Act. If any action the subject matter of which is (i) within the scope of Section 12.1 of the Certificate of Incorporation is filed in the name of any stockholder in a court other than a court located within the State of Delaware or (ii) outside the scope of Section 12.1 of the Certificate of Incorporation by virtue of the second sentence thereof is filed in the name of any stockholder in a court other than the United States District Court for the Southern District of Florida (the foregoing (i) and (ii), each a “Foreign Action”), such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1 of the Certificate of Incorporation, (b) the personal jurisdiction of the federal courts located within the Southern District of Florida in connection with any action brought in any such court to enforce this Section 10.16 (the foregoing (a) and (b) each a “FSC Enforcement Action”), and (c) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Exhibit 99.1

Digital World Acquisition Corp. Announces Board’s Decision to Extend the Deadline to Complete Initial Business Combination

Miami, FL, February 29, 2024 — Digital World Acquisition Corp. (Nasdaq: DWAC) (“Digital World” or the “Company”) announced today that the Company’s Board of Directors (the “Board”) extended the date by which the Company has to complete its initial business combination from March 8, 2024 to June 8, 2024 (the “Extension”). The Extension is the third of four three-month extensions permitted under the Company’s Amended and Restated Certificate of Incorporation, as amended, and provides the Company with additional time to complete its initial business combination as determined by the Board.

About Digital World Acquisition Corp.

Digital World Acquisition Corp. (Nasdaq:DWAC) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. To learn more, visit www.dwacspac.com.

About TMTG

The mission of TMTG is to end Big Tech’s assault on free speech by opening up the Internet and giving people their voices back. TMTG operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations.

Additional Information and Where to Find It

Digital World has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which has been declared effective as of February 14, 2024 and the Proxy Statement in connection with the Business Combination. The Proxy Statement will be mailed to stockholders of Digital World as of the record date for voting on the Business Combination. Securityholders of Digital World and other interested persons are advised to read the Registration Statement, the Proxy Statement in connection with Digital World’s solicitation of proxies for the special meeting to be held to approve the Business Combination, and any related supplements because these documents contain important information about Digital World, TMTG and the Business Combination. Digital World’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the Proxy Statement and any related supplements, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests of Digital World’s directors and officers in the Business Combination in Digital World’s filings with the SEC, including in the Proxy Statement and any related supplements, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in Digital World other than with respect to their interests in the Business Combination.

Forward-Looking Statements

This Press Release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Press Release, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner, by Digital World’s Business Combination deadline or at all, which may adversely affect the price of Digital World’s securities, (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of Digital World, (iii) the risk that certain ongoing or new disputes and disagreements with the sponsor or related to certain TMTG stockholders may be not resolved and delay or ultimately prevent the consummation of the Business Combination, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of Digital World, (x) the outcome of any legal proceedings that may be instituted against TMTG or against Digital World related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to any future financing, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) Digital World’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that Digital World or TMTG may elect not to proceed with the Business Combination, and (xx) those factors discussed in Digital World’s filings with the SEC, including in the Registration Statement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Registration Statement, the Proxy Statement and any related supplements, and in Digital World’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2022, as filed with the SEC on October 30, 2023 and January 9, 2024 (the “2022 Annual Report”) and in other reports Digital World files with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Digital World (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Digital World nor TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve its expectations.

Contact Information

Investor Relations:

Name: Alex Cano

Email: investorrelations@dwacspac.com